 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K    ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q
☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: September 30, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

THE AMACORE GROUP, INC.
Full name of Registrant

N/A
Former Name if Applicable

Maitland Promenade 1, 485 North Keller Road, Suite 450
Address of Principal Executive Office (Street and Number)

Maitland, FL 32751
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the  prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant period has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant.  The registrant undertakes the responsibility to file such report no later than five days after its original prescribed due date.

Information contained in this Form 12b-25 of the registrant may be considered “forward-looking statements” that are subject to risks and uncertainties.  In some cases, you may identify forward-looking statements by words such as “may,” “should,” “plan,” “intend,” “potential,” “continue,” “believe,” “expect,” “predict,” “anticipate” and “estimate,” the negative of these words or other comparable words.  These statements, including statements about the registrant’s anticipated financial results, are only predictions.  One should not place undue reliance on these forward-looking statements.  The forward-looking statements are qualified by their terms and/or important factors, many of which are outside the Company’s control, involve a number of risks, uncertainties and other factors that could cause actual results and events to differ materially from the statements made.  The forward-looking statements are based on the Company’s beliefs, assumptions and expectations, taking into account information currently available to the Company.  These beliefs, assumptions and expectations can change as a result of many possible events or factors, including those events and factors described in “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 31, 2009, not all of which are known to the Company.   If a change occurs, the Company’s business, financial condition, liquidity and results of operations may vary materially from those expressed in the aforementioned forward-looking statements.  The Company will update this forward-looking information only to the extent required under applicable securities laws.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay Shafer	(407)	805-8900
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).   Yes ☒     No  ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒     No  ☐

Revenues for the three and nine months ended September 30, 2009 are expected to be $7.1 million and $21.9 million, respectively, as compared to $8.5 million and $21.2 million for the three and nine months ended September 30, 2009, respectively.  Gross profit for the three and nine months ended September 30, 2009 is expected to be $2.5 million and $7.8 million, respectively, as compared to $2.6 million and $5.9 million for the three and nine months ended September 30, 2008, respectively.   The Company notes that as its financial statements have not yet been completed, its final reported results may be different than the expectations described herein.

The Company is unable to provide a reasonable estimate of operating expenses, other income or net loss for the three and nine months ended September 30, 2009 as the Company is in process of finalizing its impariment testing of goodwill and intangible assets and valuation of its liability warrants.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

THE AMACORE GROUP, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2009	By: /s/ Jay Shafer
Jay Shafer
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.